CONTACT:  Kevin Caulfield                 FOR IMMEDIATE RELEASE
          Aimee St. Clair                 5/11/2000

ADOLPH COORS COMPANY ANNOUNCES TOP MANAGEMENT CHANGES, INCREASES QUARTERLY DIVIDEND

     GOLDEN, Colo. -- William K. Coors, chairman of Adolph Coors Company, today announced changes to the composition of the Boards of Directors of Adolph Coors Company and the company's principal subsidiary, Coors Brewing Company, as well as changes to the roles and responsibilities of the top management of Coors Brewing Company.
     Effective today, Peter H. Coors -- formerly vice chairman and chief executive officer, Coors Brewing Company -- will serve as chairman of Coors Brewing Company and president and chief executive officer of Adolph Coors Company. W. Leo Kiely III - formerly president and chief operating officer, Coors Brewing Company - has been promoted to the position of president and chief executive officer of Coors Brewing Company. William K. Coors -- formerly chairman, Adolph Coors Company and Coors Brewing Company -- will continue to serve as chairman of Adolph Coors Company and adds the role of chairman of Coors Brewing Company's executive committee. Joseph Coors -- formerly vice chairman, Adolph Coors Company -- will retire from the board of Adolph Coors Company and serve as director emeritus for both Adolph Coors Company and Coors Brewing Company. Joseph Coors had been a board member since 1942.
     "The changes announced today reflect the substantial contributions that these individuals have made to the performance and strength of our company during the past several years. They also show the confidence of our board in the direction that these leaders have established for the future success of Adolph Coors Company and Coors Brewing Company," said William K. Coors.
     The board of directors of Adolph Coors Company today also increased the company's quarterly dividend to 18.5 cents per share from 16.5 cents - a 12.1% increase. The increased dividend is payable June 15, 2000, to shareholders of record May 31, 2000.

Adolph Coors Company (NYSE--RKY)